                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

                                   (Mark One)

              [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended December 31, 1997

                                       OR

              [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


         For the transition period from _____________ to _____________.

                         Commission File Number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

     Quanex Corporation Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Quanex Corporation
     1900 West Loop South, Suite 1500
     Houston, Texas 77027
     (713) 961-4600

                       [DELOITTE & TOUCHE LLP LETTERHEAD]



INDEPENDENT AUDITORS' REPORT



The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan (the "Plan") as of December 31, 1997 and 1996 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) investments as of December 31, 1997 and (2) 5% reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


May 22, 1998

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                        December 31,
                                                           -------------------------------------
                                                               1997                    1996
                                                           ------------             ------------
Assets:
       Investments, at fair value:
         Mutual fund assets:
             Fidelity Puritan Fund                         $  8,682,374             $  7,990,942
             Fidelity Magellan Fund                          10,370,199                9,025,079
             Fidelity Contrafund                              4,796,863                3,106,854
             Fidelity Growth & Income Fund                    6,782,645                4,187,289
             Fidelity Overseas Fund                           1,995,616                2,151,256
             Fidelity Balanced Fund                             527,322                  272,553
             Templeton Foreign Fund                             488,227                  476,234
             Fidelity Government Money Market Fund            9,327,810               10,265,488
         Quanex Corporation Common Stock                      1,457,181                1,822,006
         Fidelity Common/Commingled Trust                     1,662,256                  807,949
                                                           ------------             ------------
                          Total                              46,090,493               40,105,650
                                                           ------------             ------------

      Employee contributions receivable                         405,287                  446,619
      Employer contributions receivable                         113,412                  142,213
                                                           ------------             ------------
                          Total                                 518,699                  588,832
                                                           ------------             ------------

Net Assets Available for Benefits                          $ 46,609,192             $ 40,694,482
                                                           ============             ============


                       See notes to financial statements.

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                        Year Ended December 31,
                                                                      ---------------------------
                                                                         1997            1996
                                                                      -----------     -----------
Investment income:
           Interest and dividends                                     $ 3,039,538     $ 3,420,494
           Net appreciation in fair value of investments                4,220,737       1,154,013
                                                                      -----------     -----------
                      Total income                                      7,260,275       4,574,507
                                                                      -----------     -----------

Contributions:
           Employer                                                       959,634       1,003,456
           Less forfeitures                                                24,328          13,691
                                                                      -----------     -----------
                                                                          935,306         989,765

           Employee                                                     3,623,254       3,671,185
                                                                      -----------     -----------
                      Total contributions                               4,558,560       4,660,950
                                                                      -----------     -----------

                      Total additions                                  11,818,835       9,235,457

Benefit payments                                                        5,904,125       2,261,229
                                                                      -----------     -----------

Increase in net assets available
           for benefits                                                 5,914,710       6,974,228

Net assets available for benefits:
           Beginning of year                                           40,694,482      33,720,254
                                                                      -----------     -----------
           End of year                                                $46,609,192     $40,694,482
                                                                      ===========     ===========










                       See notes to financial statements.

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1997 AND 1996



A.   THE PLAN

     The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

     (1) General. The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company and its subsidiaries, excluding the Nichols-Homeshield division and Piper Impact subsidiary, and those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

     (2) Contributions. Participants may elect to contribute up to 15% of their pre-tax annual compensation or up to 15% of their after-tax annual compensation limited to 15% of considered compensation as defined by the Plan agreement. The Company matches 50% of the employee's contribution up to, but not in excess of, 2.5% of the employee's annual compensation.

     (3) Participants Account. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

     (4) Investment Options. The Plan offers the following investment funds, all managed by the Trustee, as follows:

          Government Money Market Fund - composed of short-term government obligations.

          Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

          Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

          Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

          Overseas Fund - invested and reinvested in foreign securities.

          Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

          Contrafund - invested and reinvested in equities of foreign and preferred stock.

          Templeton Foreign Fund - invested and reinvested in foreign securities.

          Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

          Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.


     (5) Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer's matching contributions for employees is 0% for less than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately 100% vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.


     (6) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. As of December 31, 1997 and 1996, net assets available for benefits included benefits of $46,482 and $30,852, respectively, due to participants who had withdrawn from participation in the Plan. Effective April 18, 1997, Quanex sold its LaSalle Steel Company ("LaSalle") subsidiary to Niagara Corporation. LaSalle employees in the Plan had the option of leaving their benefits in the Plan or receiving a lump-sum distribution, which could be rolled over into an individual retirement account, or into a new qualified retirement plan set up by LaSalle. As of December 31, 1997, $2,020,517 had been withdrawn from the Plan by LaSalle employees.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting standards.

     (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The fair value of the common/commingled trust is at face value.

     (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in the net assets available for benefits during the reporting period. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.


     (4)  Administrative Expenses. The Company pays all administrative expenses.

     (5)  Payment of Benefits. Benefit payments are recorded when paid.

C.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.


D.   FEDERAL INCOME TAX STATUS

     The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service ("IRS"). The Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code ("Code") and, as a result, is exempt from taxation under Section 501(a) of the Code. The Plan received a favorable determination letter from the IRS dated October 3, 1996. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, it believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

E.   RELATED PARTY TRANSACTIONS

     During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Quanex Corporation common stock, as shown below:

                                        1997                                       1996
                                        ----                                       ----
                           Shares       Cost     Sales Price          Shares       Cost     Sales Price
                           ------       ----     -----------          ------       ----     -----------
     Purchases             15,184     $440,782                        18,195     $403,216
     Sales                 29,930      629,783     $870,900           30,076      618,301     $741,499

     During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity mutual fund assets, as shown below:

                                         1997                                       1996
                                         ----                                       ----
                           Shares        Cost      Sales Price        Shares        Cost        Sales Price
                           ------        ----      -----------        ------        ----        -----------
     Purchases          7,010,550    $22,115,775                     3,781,125   $15,764,549
     Sales              7,886,016     19,551,882   $20,775,858       4,142,244     8,854,715     $9,179,359

     During the years ended December 31, 1997 and 1996, the Plan purchased and sold shares of Fidelity Common/Commingled Trust, as shown below:

                                         1997                                        1996
                                         ----                                        ----
                           Shares        Cost      Sales Price          Shares       Cost     Sales Price
                           ------        ----      -----------          ------       ----     -----------
     Purchases          2,269,094    $2,269,094                         396,185    $396,185
     Sales              1,414,786     1,414,786     $1,414,786          833,229     833,229     $833,229

F.   SUBSEQUENT EVENT

     On December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. The Tube Group employees in the Plan will have the option of leaving their benefits in the Plan or receiving a lump-sum distribution, which could be rolled over into an individual retirement account, or into a new qualified savings plan set up by Vision Metals, Inc.

G.   SUPPLEMENTAL FUND INFORMATION

     Contributions, benefit payments and investment income by fund are as follows for the years ended December 31:

                                                                    1997           1996
                                                                 ----------     ----------
     Employee Contributions:
           Fidelity Puritan Fund                                 $  597,524     $  631,064
           Fidelity Magellan Fund                                   716,695        909,697
           Fidelity Contrafund                                      450,107        325,350
           Fidelity Growth and Income Fund                          538,186        381,285
           Fidelity Overseas Fund                                   219,539        227,957
           Fidelity Balanced Fund                                    67,979         40,829
           Fidelity Government Money Market Fund                    735,626        953,608
           Templeton Foreign Fund                                    71,702         17,898
           Quanex Corporation Common Stock                          120,540        117,769
           Fidelity Common/Commingled Trust                         105,356         65,728
                                                                 ----------     ----------
                                                                 $3,623,254     $3,671,185
                                                                 ==========     ==========


                                                                    1997           1996
                                                                 ----------     ----------
     Employer Contributions:
           Fidelity Puritan Fund                                 $  157,777     $  172,119
           Fidelity Magellan Fund                                   192,569        242,159
           Fidelity Contrafund                                      112,759         83,610
           Fidelity Growth and Income Fund                          129,559         95,579
           Fidelity Overseas Fund                                    58,043         60,383
           Fidelity Balanced Fund                                    17,119         11,115
           Fidelity Government Money Market Fund                    191,436        268,082
           Templeton Foreign Fund                                    16,435          4,332
           Quanex Corporation Common Stock                           35,832         37,089
           Fidelity Common/Commingled Trust                          23,777         15,297
                                                                 ----------     ----------
                                                                 $  935,306     $  989,765
                                                                 ==========     ==========



                                                                    1997           1996
                                                                 ----------     ----------
     Benefit payments:
           Fidelity Puritan Fund                                 $1,268,575     $  331,862
           Fidelity Magellan Fund                                 1,143,858        529,329
           Fidelity Contrafund                                      193,382         29,696
           Fidelity Growth and Income Fund                          504,526        116,336
           Fidelity Overseas Fund                                   226,282         57,153
           Fidelity Balanced Fund                                    67,717          2,476
           Fidelity Government Money Market Fund                  2,232,996        859,097
           Templeton Foreign Fund                                    39,954            292
           Quanex Corporation Common Stock                          149,028         92,241
           Fidelity Common/Commingled Trust                          77,807        242,747
                                                                 ----------     ----------
                                                                 $5,904,125     $2,261,229
                                                                 ==========     ==========

                                                                    1997           1996
                                                                 ----------     ----------
     Investment income:
           Fidelity Puritan Fund                                 $1,719,159     $1,005,808
           Fidelity Magellan Fund                                 2,213,591        977,164
           Fidelity Contrafund                                      815,658        443,202
           Fidelity Growth and Income Fund                        1,450,917        591,891
           Fidelity Overseas Fund                                   215,404        241,670
           Fidelity Balanced Fund                                   113,599         22,680
           Fidelity Government Money Market Fund                    517,602        515,358
           Templeton Foreign Fund                                    46,464         30,573
           Quanex Corporation Common Stock                          102,136        685,994
           Fidelity Common/Commingled Trust                          65,745         60,167
                                                                 ----------     ----------
                                                                 $7,260,275     $4,574,507
                                                                 ==========     ==========

           ITEM 27-A SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 012

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1997

                                                          Shares/                        Current
                                                         Par Value        Cost            Value
                                                         ---------     -----------     -----------
Mutual Fund Assets - Fidelity Investments:
     Puritan Fund*                                         448,007     $ 7,403,135     $ 8,682,374
     Magellan Fund*                                        108,851       8,444,019      10,370,199
     Contrafund*                                           102,871       4,284,525       4,796,863
     Growth and Income Fund*                               178,022       5,230,360       6,782,645
     Overseas Fund*                                         61,328       1,791,184       1,995,616
     Balanced Fund*                                         34,533         491,382         527,322
     Templeton Foreign Fund*                                49,068         513,213         488,227
     Government Money Market Fund*                       9,327,811       9,327,810       9,327,810
                                                                       ---------------------------
               Total Mutual Fund Assets                                 37,485,628      42,971,056

Quanex Corporation Common Stock*                            51,811       1,212,348       1,457,181
Fidelity Common/Commingled Trust*                        1,662,256       1,662,256       1,662,256
                                                                       ---------------------------

               Total Investments                                       $40,360,232     $46,090,493
                                                                       ===========================

* Party-in-Interest

   ITEM 27D - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS EIN 38-1872178; PN 012

                    QUANEX CORPORATION EMPLOYEE SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                             Series of Transactions

                                                                                                       Current
                       Total Number of                Total Number of                                  Value on
                       Purchases During   Purchase    Sales During the     Selling      Cost of       Transaction          Net
     Description        the Plan Year       Price       Plan Year           Price        Asset           Date              Gain
     -----------       ----------------   --------    ----------------     -------      -------       -----------          ----
Fidelity Investments:
Puritan*                      131        $2,341,611            88        $2,630,084    $2,342,812      $2,630,084      $  287,272

Magellan*                     168         3,780,714           112         3,972,236     3,599,399       3,972,236         372,837

Contrafund*                   154         3,231,474            84         1,906,348     1,765,865       1,906,348         140,483

Growth & Income*              174         4,183,721            85         2,736,100     2,447,586       2,736,100         288,514

Gov't Money Market*           156         6,528,452           141         7,466,130     7,466,130       7,466,130               0

Common/ Commingled
Trust*                        108         2,269,094            67         1,414,786     1,414,786       1,414,786               0


* Party-in-Interest

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                       Quanex Corporation Employee Savings Plan


Date:  June 29, 1998                   /s/ Wayne M. Rose
                                       ---------------------------------
                                       Wayne M. Rose, Benefits Committee

                                INDEX TO EXHIBITS



23.1           Independents Auditor's Consent